October 27, 2020

George K. Schuler
Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    ALBEMARLE CORPORATION
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-12658

Dear Mr. Schuler:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2020 in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2019, filed on February 26, 2020 (the “2019 Form 10-K”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the Commission’s letter of comment. The questions are followed by the Company’s response thereto.

2019 Form 10-K

Raw Materials and Significant Supply Contracts, page 4

1.    We note your response to comment 1 thru 3, indicating that you intend to provide enhanced disclosure with your fiscal year 2020 Form 10-K filing as presented by your response’s Appendix. We have reviewed the Appendix and believe more detailed disclosure is necessary for your lithium and bromine facilities (Salar de Atacama/La Negra, Silver Peak, Talison/Jiangxi/Sichuan, Wodgina/Kemerton, and Magnolia) to comply with Industry Guide 7 and Item 102 of Regulation S-K. For example your discussion of your Salar de Atacama/La Negra facilities should provide a more precise description of the property’s location with a map and include a description of the transportation utilized, such as the railroads and types of highways/gravel roads. In addition a brief description of the rock formations and mineralization with a general description of the processing facilities that includes the annual tonnage or gallons produced, with the lithium content included should also be provided. This production disclosure would also include annual production quantities of salable products, such as lithium carbonate or lithium hydroxide. Please note that the aforementioned observations serve as examples of enhanced disclosure and are not all inclusive. We encourage you to review the requirements of Industry Guide 7 and Item 102 of Regulation S-K in providing expanded disclosures that comply with this guidance.

Response

As discussed with the Staff in our call on October 9, 2020, the Company undertakes to include, in its Annual Report on Form 10-K for the fiscal year ending December 31, 2020, the requested expanded and more detailed disclosure for its lithium and bromine facilities.

Mr. George K. Schuler
October 27, 2020

Summary of Critical Accounting Policies and Estimates, page 38

2.    We note your response to comment 4 states that the denominator used in your units of production depletion calculation for the Salar de Atacama property is based on a contract entered into in 1975 with the Chilean government which limits the total amount of lithium that you can produce and sell. Please tell us how frequently the contract is revised, amended or restated, the date of the most recent revision and what triggers the need for reassessment. Please also explain how the quota amount is determined, providing details sufficient to understand the underlying factors that impact any changes to the quota amount. To the extent that any economic studies or reserve reports are considered, please provide further details on these reports.

Response

As a result of the Company’s acquisition of Rockwood Holdings, Inc. (“Rockwood”), which closed in January 2015, we hold temporary rights to extract lithium brine from the Salar de Atacama in northern Chile. We hold these rights pursuant to a contract previously provided to Rockwood by the Corporación de Fomento de la Producción (“CORFO”), the Chilean government’s economic development agency, and assumed by us at the closing. This contract, originally granted to a predecessor in 1975, provided the rights to extract 200,000 metric tons of lithium metallic equivalent, and had 119,623 metric tons remaining at the time of the Rockwood acquisition. This contract quota related to lithium metallic equivalent to be used for production and sale of lithium carbonate, lithium chloride, and other lithium products, and was recorded as an asset at the acquisition date. CORFO, in its discretion, determines and allocates the quotas. We deplete this asset based on production and sales that meet the contract specifications each year under the units of production method of depreciation. This provides for an appropriate matching of costs of depletion with the production related to this acquired contractual right to the mineral rights.

We note that the most recent U.S. Geological Survey, published in January 2020, reported approximately 8.6 million metric tons of lithium reserves in Chile. As the only running lithium operations in Chile are at the Salar de Atacama, we believe this supports our position that the available lithium resource in Chile is significantly in excess of the 119,623 metric ton quota of lithium metallic equivalent that we are permitted to produce and sell under this contract. Accordingly, we believe that the denominator for our units of production depletion calculation for the contractual rights to the lithium brine in Chile is reasonable.

There is no pre-established period for revision, amendment, or renewal, of the contract with CORFO, and the only material amendment to the contract thus far occurred effective January 1, 2017. That amendment provided for a new additional quota of 262,132 metric tons of lithium product with specific production criteria distinct from the original 119,623 metric ton quota. There was no up-front payment for this new quota as the compensation to CORFO would come in the form of commission payments in the future based on production and ultimate sale. The commission costs related to the new quota are associated only with the additional 262,132 metric tons of lithium metallic equivalent and are matched against the sales of the products manufactured from this quota. Because no costs were incurred to acquire this new quota, there is no asset balance to deplete.

The original quota was not affected by the amendment. When the amendment occurred, we considered whether the depletion rate for the old quota should be reassessed and determined that no changes were necessary as the new quota is separate and distinct from the original quota with separate terms and production criteria.

3.    We note your response to comment 4 and understand that the denominator used in your units of production depletion calculation for the Clayton Valley Basin property is based on an internal estimate of your ultimate production. Please tell us how you determine this internal estimate providing details sufficient to understand the methods used and assumptions made including details of any geologic or economic studies considered. In addition, please further explain why you believe this internal estimate represents a reliable measure of the useful life of the underlying mineral rights in the absence of reserves and how frequently you re-assess the reasonableness of this estimate. To the extent you have evidence other than reserves that demonstrates that the estimated production can be achieved economically, please describe this evidence.

Mr. George K. Schuler
October 27, 2020

Response

We note that the depletion expense recorded for our mineral rights in the Clayton Valley Basin, or Silver Peak, property is less than $3 million per year, which represented less than 1% of income before taxes in 2019. In addition, using the straight-line method to depreciate these mineral rights instead of the units of production method would not result in a material difference, with the difference in expense being an increase or decrease of less than $1 million per year based on actual production.

We originally acquired these mineral rights as part of the Company’s acquisition of Rockwood Holdings, Inc. (“Rockwood”), which closed in January 2015. Our rights permit us to extract as much lithium from the Clayton Valley Basin as can be achieved economically. Upon acquisition, these rights were valued based on the estimated amount of lithium carbonate equivalent we could produce. We deplete this asset based on the production of lithium carbonate equivalent under the units of production method of depreciation. This provides for an appropriate matching of costs of depletion with the production related to these acquired mineral rights.

The original resource estimate, used as part of determining the amount of lithium carbonate equivalent we could produce from the Clayton Valley Basin property, was determined principally from a depletion study conducted by a third party in January 2011 while the rights were held by a predecessor. The third party based its estimate upon assumptions about the weather, flow rate of water, hydrology of the Clayton Valley Basin, lithium concentrations in the water, and recoverable yield, as well as the price of lithium, which impacts whether it is economical to recover the lithium based upon the foregoing factors. In addition, the U.S. Geological Survey publishes reserve information, which provided a substantially similar amount of lithium reserves for the United States in its January 2015 report. As noted in the U.S. Geological Survey, the only running lithium operations in the United States were in Nevada, which reflects the total estimated lithium reserve at Silver Peak. Given that our own lithium estimate at Silver Peak was substantially similar to the reserve published by the U.S. Geological Survey, we determined it was an appropriate basis to use for determining the estimated production that could be economically achieved.

We also note that subsequent U.S. Geological Survey reports have maintained a substantially similar lithium reserve estimate for the United States. Based on these consistent reserve estimates published by the U.S. Geological Survey, as well as consistent production out of our Silver Peak site, we continue to believe the denominator for our units of production depletion calculation is appropriate and that this production will continue to be achieved economically. We do not reassess the reasonableness of our estimates on a set timeline but, in accordance with US GAAP, we would do so if there is an indication of a change in conditions that could materially impact our ability to economically extract and produce lithium from the Clayton Valley Basin.

In addition, in 2018, we utilized a third party to develop a numerical groundwater model of our Silver Peak operations, which, among other things, would support future lithium reserve estimates and assess production sensitivity to the basin water balance. This model was developed based on historical drilling, seismic testing, and exploration data. The results of the model indicated that we would still be able to recover and produce the amount of lithium carbonate equivalent that is used as our denominator in the units of production depletion calculation from our Silver Peak operations, and any change to the denominator based on the results of this updated model would not result in a material change in our annual depletion expense. As a result, we continue to believe the denominator for our units of production depletion calculation is appropriate.

***

Mr. George K. Schuler
October 27, 2020

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Scott Tozier at (980) 299-5596.

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer

cc:    Terence O’Brien
    Branch Chief
    Division of Corporation Finance
    Securities and Exchange Commission

    J. Kent Masters
    Chairman, President and Chief Executive Officer
    Albemarle Corporation

Karen G. Narwold
    Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
    Albemarle Corporation

John C. Barichivich III
    Vice President, Corporate Controller and Chief Accounting Officer
    Albemarle Corporation